# ORANGE.

BY: DEVOURED

PIZZA. CHILL. SNACKS.



# Orange By: Devoured

+ Orange By: Devoured is a micro concept by Devoured Pizza. This micro concept is to assist with building a team, streamlining operations, and utilizing this space to filter in capital for Devoured's sit down location.

+ Devoured Pizza is currently a pop-up restaurant concept that specializes in hand tossed pizza made to order, combining eclectic ingredients and flavors on our pizzas as well as "Snackums", our version of small plates.

+ Some examples of our pizza profiles are jalapeño bacon jam, black garlic ricotta, and butternut squash puree, just to name a few. The snackums are an array of food items such as risotto balls, gambas al ajillo (shrimp in garlic), and lots more.



# OUR STORY:

Devoured was born in Jhy's backyard in 2020 during the COVID-19 pandemic. Prior to COVID, she worked at a local pizzeria during college. After she graduated, she lived abroad as an English teacher and worked as a freelance graphic designer. After returning to the states, she worked under chef Brandon Winn at Webster House and became a sous chef at UMB Bank executive kitchen soon after that. Like many in the industry, though, a few months later, she found herself unemployed and antsy to get back into the kitchen.

Jhy decided to volunteer with her previous restaurant family at Webster, making meals for people in need during the pandemic. Around that same time, she found herself inspired by pop-ups in Spain arranged at local cafés and venues. With her own portable pizza oven that she had won on Instagram, she began working on her signature from scratch pizza dough.

+ Fast forward 2 years later, Devoured has taken part in over 100 community pop-up events, been recognized as Best Pop-Up in Kansas City 2022 by The Pitch as well as highlighted by Startland News and Feast Magazine, made the cover of Kansas City Magazine, and most recently, Jhy starred in HULU's very first pizza competition show Best in Dough (Season 1, Episode 5) and won!












# WHO IS JHY COULTER?

I AM... A CREATIVE / FOODIE / PIZZA CHEF & OWNER

+ Jhy grew up Olathe, KS

+ Was an only child & was raised by her single mother, Gala :)

+ Often alone with her wild ideas & creative thoughts performing experiments with baby powder & water in her room (foreshadowing!)

+ Traveling abroad drastically transformed her life, her worldview, & inspired much of what Devoured is today



# WHAT WE'VE DONE:



**+**



+ POP-UPS

+ FARMERS MARKETS

+ COMMUNITY EVENTS

+ CHARITIES

+ PRIVATE EVENTS




# COMPETITIVE ADVANTAGE

+ We are a mobile pizza operation and it is pretty rare to see this in Kansas City. We are on the ground with the pizza and the people and we think that gives us an edge over our competitors. We intend to continue to pop-up for local events as a way to continue to fill that gap in the market. We also plan to offer small plates & sicilian style pizzas that are rarely found in Kansas City at this time. We know of one competitor that offers this option, but in only one flavor. Our pizza flavor combinations can't be found in any other pizzeria in the city and we pride ourselves on using local and fresh ingredients.

+ Within a brick & mortar space, we plan to implement a sustainability plan by using "ugly produce", controlling and reducing our waste, as well as donating leftover food. This is a huge part of our mission to provide food to those in need and decrease food waste within restaurants. We would also like to include a market space designated to highlight and share other local products to pizza guests. Orange By: Devoured is here to reinvigorate what pizza in Kansas City could be and should be. An unpretentious yet modern view of what we're missing in pizza.



# SUSTAINABILITY

**WAYS TO CREATE CHANGE IN THE RESTAURANT INDUSTRY:**

**+ Reduce waste & energy.**

**- Energy saving techniques.**

**- Finding other routes for the waste we do have.**

**+ Redirect waste.**

**- Donate the food we don't sell.**

**- Compost, keep waste out of the landfill.**

**+ Utilize "Ugly Produce".**

**- Keep produce that may have small damages.**

**- Utilize what may be seen as "ugly" & use it.**





ORGANIC PRODUCT

PARABEN FREE

LOCAL PRODUCTION

FARM GROWN

ORGANIC

COMPOSTABLE

SUSTAINABLE MATERIAL

PLASTIC FREE

BIODEGRADABLE PACKAGING

ECO-FRIENDLY

RECYCLABLE

BIODEGRADABLE

KC Can Compost



# PROMOTION

## HOW DO WE REACH OUR PEOPLE?

+ We promote by setting up at farmer markets, local events, collaborations with other local businesses, and private events. Our marketing includes signage, as well as social media on almost all platforms. Our Instagram has over 4k followers while our Facebook holds almost 1k followers.

+ We provide business cards, postcards, email marketing, and social posts to help us communicate and share our story. We partner with other small businesses and create giveaway collaborations.

+ Pop-Ups have been the best way for us to create brand awareness. Word of mouth has catapulted us. People can see our product out in the wild and it also gives the community a chance to ask questions, find out more about us, our story and our ultimate goals. They are personally connected with us, we know a ton of our pizza baes' names and that's special. They've seen us throughout our journey and that allows them to see us for us and not just a business facade. We love to see the support and loyalty the community has shared with us.

# 100+ POP-UP EVENTS


May
1:1 CONVERSATIONS

Women in Pizza - Bringing women together through pizza


Snackums
Chocolate Chippy Chip

Hella Queer Pop-Up - Proceeds to LGBTQIA charities



Compost Collective KC - Customer Appreciation



Halloween - Pizza & Ranch



BBQ For Hope - Operation Breakthrough

West Bottoms Heritage Days Festival


Devoured

Chef Collective KC - Volunteer work for people affected by Covid-19



# WHY?

BRICK & MORTAR

+ It is finally time to take the leap to expand our mobile pizza operation and establish roots. We are outgrowing our set up and are very limited in what and how much we can serve our community.

+ We are ready to create a real atmosphere where Kansas Citians can have somewhere to pop in, enjoy, and be part of something special with Orange By: Devoured.

+We are securing a space in the Martini Corner district of Kansas City. We need help with our build out.






wilderbee
GOCHUJANG
HOT
HONEY
KOREAN STYLE
MADE WITH ORGANIC WILDFLOWER HONEY

# BUILD OUT COST: $130K

NUMBERS: 1 OF 4

# ALLOCATION OF FUNDS

**OPERATION BUILD OUT**

1. **Kitchen Equipment**
2. **Contractors & Architects**
3. **Cooking Equipment**
4. **Supplies**
5. **Services**
6. **Permits**



$3,000.00
$15,378.00
$20,317.00
$23,078.00
$43,109.00
$25,118.00

# PROFIT & LOSS

## JANUARY 2021 - DECEMBER 2022

| | JAN - DEC 2021 | JAN - DEC 2022 | TOTAL |
|---|---|---|---|
| Income | | | |
| Ambassador Income | 0.00 | 3,076.16 | $3,076.16 |
| Award | 0.00 | 10,000.00 | $10,000.00 |
| Sales of Product Income | 16,205.47 | 66,068.23 | $82,273.70 |
| Services | 0.00 | -210.00 | $ -210.00 |
| **Total Income** | **$16,205.47** | **$78,934.39** | **$95,139.86** |
| Cost of Goods Sold | | | |
| COGS - Food Supplies | 8,322.60 | 13,700.96 | $22,023.56 |
| COGS - Merch | 0.00 | 60.00 | $60.00 |
| **Total Cost of Goods Sold** | **$8,322.60** | **$13,760.96** | **$22,083.56** |
| **GROSS PROFIT** | **$7,882.87** | **$65,173.43** | **$73,056.30** |
| Expenses | | | |
| Advertising & Marketing | 249.03 | 1,050.45 | $1,299.48 |
| Ask My Accountant | 0.00 | 142.51 | $142.51 |
| Auto Expense | 0.00 | 127.59 | $127.59 |
| Bank Charges & Fees | 53.01 | 203.42 | $256.43 |
| Car & Truck | 4,007.80 | 0.00 | $4,007.80 |
| Charitable Contributions | 92.00 | 574.97 | $666.97 |
| Contractors | 70.00 | 3,599.45 | $3,669.45 |
| Dues and Subscriptions | 0.00 | 75.00 | $75.00 |
| Equipment | 1,143.68 | 4,770.28 | $5,913.96 |
| Event fee | 0.00 | 1,578.50 | $1,578.50 |
| Insurance | 0.00 | 683.00 | $683.00 |
| Job Supplies | 1,021.28 | 1,646.19 | $2,667.47 |
| Legal & Professional Services | 350.00 | 2,513.00 | $2,863.00 |
| Meals & Entertainment | 268.14 | 46.84 | $314.98 |
| Office Supplies & Software | 915.75 | 3,001.42 | $3,917.17 |
| Rent & Lease | 0.00 | 800.00 | $800.00 |
| Repairs & Maintenance | 19.57 | 56.58 | $76.15 |
| Shipping | 0.00 | 91.85 | $91.85 |
| Taxes & Licenses | 220.00 | 2,455.03 | $2,675.03 |
| Travel | 18.83 | 1,075.96 | $1,094.79 |
| Uniform | 0.00 | 2,452.72 | $2,452.72 |
| Vendor Fees/Sales % | 115.00 | 0.00 | $115.00 |
| **Total Expenses** | **$8,544.09** | **$26,944.76** | **$35,488.85** |
| **NET OPERATING INCOME** | **$ -661.22** | **$38,228.67** | **$37,567.45** |
| Other Income | | | |
| GoFundMe Income | 1,228.72 | 3,614.85 | $4,843.57 |
| **Total Other Income** | **$1,228.72** | **$3,614.85** | **$4,843.57** |
| **NET OTHER INCOME** | **$1,228.72** | **$3,614.85** | **$4,843.57** |
| **NET INCOME** | **$567.50** | **$41,843.52** | **$42,411.02** |

# PROFIT / PROJECTIONS

## CURRENT & FUTURE:

+ Cost of Goods: 20%

+ Overhead Expenses: 35%

+ As sales increase, overhead percentage would decrease.

+ Sales projected to be $300K in the first year.





400000
300000
200000
100000
0
+426%
$300,000.00
$57,228.00
$60,000.00
$10,917.00
$105,000.00
$19,151.00
COGS
Op. Exp.
Revenue
Jan '22 - Sep '22
Projected (YR 1)


*NUMBERS: 4 OF 4*



# MISSION STATEMENT:

Orange By: Devoured is focused on being the favorite neighborhood slice shop. The representation of orange brings optimism and positive energy. We believe that quick food doesn't have sacrifice quality.

We strive to be authentically ourselves, while forming and creating connections within the community.

It's a place to pass through, meet a friend, celebrate great food, & embrace a new slice shop experience.


















# COME & BE PART OF OUR JOURNEY!